SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __✓__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __✓__

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : August 20, 2002

By : ______________________

Name : Widya Purnama
Title : President

INDOSAT

Ref. 900/GUI/HM.110/02

August 20th, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525
Attn.: **Filing Desk**

Re. : Release of The Finalizing of Pramindo Ikat Nusantara Divestiture and Reorganization of Satelindo

Dear Sir,

Please find attached the release of The Finalizing of Pramindo Ikat Nusantara Divestiture and Reorganization of Satelindo, which is announced on August 20th, 2002.

Thank you for your attention.

Sincerely yours,

INDOSAT PERSERO 1.4.1

Widya Purnama
President

For Immediate Release :

Indosat Finalized Divestiture of Pramindo Ikat Nusantara

Jakarta, August 20, 2002 – PT Indonesian Satellite Corporation ("Indosat"), on August 15, 2002 finalized the divestiture of PT Pramindo Ikat Nusantara ("PIN"), a KSO consortium operated in Sumatera area, by signing an initial closing of sale and purchase transaction ("Initial Closing") together with all shareholders of PIN. The initial closing was part of 100% shares sold to PT Telekomunikasi Indonesia ("Telkom") amounting to the total of US$ 425 million, including debt of US$ 86 million. Indosat will receive a 13% portion of the total transaction, equal with Indosat's 13% shares in PIN.

On the date of initial closing, 30% PIN shares has been transferred from former shareholders which will be allocated to settle PIN liabilities. The next step will be on September 15, 2002 when the initial payment will be paid to Indosat in the amount of around US$ 1.2 million and added by net working capital payment. The amount of net working capital will be decided by audited results as of end of August 2002. The initial payment for Indosat is proportional with Indosat's 13% shares in PIN. Interim Closing will be done on September 2003 for transferring 15% shares and Subsequent Closing will be done on December 2004 for transferring 55% shares of PIN.

Payment to the sellers will be done in ten installment on quarterly basis which will be started on September 2002 with the fulfillment of subsequent closing on December 2004. To guarantee the payment, Indosat receives Promissory Notes from Telkom that can be transferred at any time.

Indosat is a full telecommunication network and service provider in Indonesia. Its shares are listed on the Jakarta and Surabaya Stock Exchanges (JSX : ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE : IIT). //

For further information, please contact :
PT (Persero) Indonesian Satellite Corporation Tbk.
Corporate Communications Division
Phone: 62-21-3869153
Fax: 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

INDOSAT

For Immediate Release:

Indosat Announced Reorganization Of Satelindo to Focus More On Cellular Business

Jakarta, 20 August 2002-- Perusahaan Perseroan Indonesian Satellite Corporation Tbk ("Indosat" or "the Company") today announced that it reorganized Satelindo to focus on cellular business.

A new organization structure was setup for Satelindo. It now has 5 directorate namely Directorate of Cellular Operations & Engineering, Directorate of Cellular Marketing, Directorate of International & Satellite, Directorate of Panning & Development and Directorate of Finance & Administration. Each directorate is led by a Director. Previously, Cellular, International and Satellite were under its own directorate, respectively.

Indosat also appointed Mr. Johnny Swandi Sjam as the President Director of Satelindo in Satelindo Extraordinary General Meeting of Shareholders held in the same day. Mr. Sjam was previously the Director of Cellular of Satelindo. Mr. USM Tampubolon, the former CEO of Satelindo, started his retirement in the same day. Appointed to the position of Satelindo Director of Cellular Operations and Engineering is Mr. Imron Harun, previously Satelindo's Director of International. Mr. S. Wimbo Hardjito is appointed to the position of Director of Cellular Marketing. While Mr. Atje M. Darjan, Ms. Noor SDK Devi and Mr. Djoko Prajitno were appointed to the position of Director of Finance & Administration, Director of Planing & Development and Director of International & Satellite, respectively.

With this reorganization Indosat expect that Satelindo will focus more on its cellular business to tap the growing potential of cellular business in Indonesia. Previously, Indosat acquired additional shares in Satelindo from Deutsche Telecom allowing it to have a full control and injected US$75 million to release capex restricting covenant in Satelindo's debt restructuring agreement.

In another strategic movement to extend the synergy between Satelindo and IM3, Indosat's subsidiary in GSM1800 business, a roaming agreement for IM3 prepaid customers were signed in August 9, 2002 . Once implemented, it gives IM3 customers, through several phases, a nationwide access to Satelindo's network.

Indosat is a full telecommunication network and service provider in Indonesia. Its shares are listed on the Jakarta and Surabaya Stock Exchanges (JSX : ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE : IIT)

Satelindo is a private company providing cellular, international telephone and satellite services in Indonesia. It is the second largest GSM 900 mobile operator in Indonesia serving an estimated 2,1 million subscribers as of June 30, 2002.

Indosat Multi Media Mobile is the first GSM 1800 cellular company in Indonesia. As of June 30, 2002, it served an estimated 280,000 subscribers. //

For further information, please contact :
PT (Persero) Indonesian Satellite Corporation Tbk.
Corporate Communications Division
Phone: 62-21-3869153
Fax: 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Jl. Medan Merdeka Barat 21